FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	July	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Classic Arrives in Cobalt Blue	2.

Document 1

NEWS RELEASE

July 3, 2015
FOR IMMEDIATE RELEASE

BlackBerry Classic Arrives in Cobalt Blue

New Limited Edition Variant Extends Color Options to Users as They Choose the Right Color to Suit Their Style

Waterloo, ON - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today introduced a limited edition cobalt blue colored BlackBerry® Classic™ smartphone, adding to the growing list of color options, from traditional black, to classy white and now classic cobalt blue.

The BlackBerry Classic is a no-nonsense smartphone that is built to meet the needs of productive people who appreciate the speed and accuracy that can be found with a physical QWERTY keyboard. The cobalt blue colored BlackBerry Classic is available starting today through ShopBlackBerry.com in the U.S., Canada, the UK and the Netherlands. This new color option will continue to roll out online and through authorized distributors in select countries, including Hong Kong and Italy.

Although familiar in appearance, BlackBerry Classic upgrades the BlackBerry® Bold 9900 experience with:

•	Three times faster browser

•	60 percent more screen space

•	50 percent longer battery life

•	Greater variety of applications through BlackBerry World and the Amazon Appstore

•
Top features of the BlackBerry Classic that drive productivity, communications and collaboration include:

•
BlackBerry® Keyboard & Trackpad - The QWERTY keyboard has stood the test of time as the iconic BlackBerry feature that users know and trust. Crafted for optimal speed and accuracy, the BlackBerry Classic’s QWERTY keyboard gives users the control and confidence to communicate quickly and clearly using one hand with a trackpad and classic navigation keys.

•
BlackBerry® Browser - The BlackBerry 10 web browser is amazingly fast and astoundingly beautiful. That’s why HTML5TEST.com rates it amongst the top mobile browsers for web fidelity.* Access your favorite online content as it was meant to be seen, faster than ever before and with unlimited browser tabs.

•
Screen & Battery - The BlackBerry Classic offers a form factor optimized for power communicators with a 3.5-inch touch screen display, 294 dpi HD resolution and Corning® Gorilla® Glass 3 for greater durability. The BlackBerry Classic also offers a large battery capacity and state-of-the-art battery optimization software. With up to 22 hours of battery power, you can be confident that BlackBerry Classic will be ready to deliver results when you need it.**

•
Premium Components - The BlackBerry Classic has been designed with high-quality materials and finishes to provide optimal grip and better protection from impact. From the protective outer frame that we machined from a solid block of stainless steel, to the drafted angle of the frame to provide better impact protection when dropped as well as more ergonomic in hand.

•	BlackBerry® 10 OS- The BlackBerry Classic comes preloaded with the BlackBerry 10 operating system.*** With this operating system, users gain access to powerful features, including:

◦	BlackBerry® Blend - BlackBerry Blend brings messaging and content that is on your BlackBerry smartphone to your computer and tablet. Get instant message notifications, read and respond to your work and personal email, BBM™ and text messages, and access your documents, calendar, contacts and media in real time on whatever device you are on, powered by your BlackBerry.

◦
BlackBerry® Assistant - The BlackBerry Assistant is BlackBerry’s first digital assistant and can be used with voice and text commands to help users manage work and personal email, contacts, calendar and other native BlackBerry 10 applications. It’s the only smartphone assistant on the market today that can access both personal and work content in your work perimeter. BlackBerry Assistant intelligently determines how to respond to you based on how you interact with it - if you type, it responds silently, if you speak, it speaks back and if you activate over Bluetooth, it speaks back with additional context because it assumes you might not have access to the screen.

◦	Dual app storefronts for a wealth of professional and popular apps:

•	BlackBerry World - BlackBerry World showcases essential productivity apps for business professionals looking to drive efficient communications and collaboration.

•
Amazon Appstore - Preloaded on BlackBerry Classic, users can access popular Android apps and games through the Amazon Appstore including Candy Crush Saga, Pinterest, Kindle for Android and Cut the Rope 2. Users can also scan Android apps for malware and privacy issues prior to installation using BlackBerry Guardian.

•
BlackBerry® Hub - The one place to manage all your conversations - email, texts, BBM, phone calls, social media and more. You can even glance at what’s next in your calendar. It’s always available with a single swipe to help you stay organized, in control and on top of all your conversations.

BlackBerry Classic is built on BlackBerry’s renowned secure operating system, with built-in protection against viruses, tampering and data leaks. The BlackBerry Classic is private by default, protecting users with encrypted email, web browsing and BBM.

Availability

The BlackBerry Classic is now available in black and white through global carriers and online through ShopBlackBerry.com and Amazon.com. The limited edition cobalt blue BlackBerry Classic will be available beginning today through ShopBlackBerry.com in the U.S., Canada, the UK and the Netherlands. Additional country rollouts will follow in Hong Kong and Italy.

For more information on the BlackBerry Classic, please visit http://www.BlackBerry.com/Classic.

* Data taken from HTML5TEST.com as of June 2015.
**Based on GSMA PRD TW.09 Battery Life Measurement Technique and a mixed usage scenario. Many factors affect battery life, including network connectivity, application usage, feature configuration and battery age. Actual results may vary.
*** Availability of the BlackBerry 10 operating system 10.3.1 or 10.3.2 is based on country availability.
About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	July 6, 2015	By:	/s/ Steve Rai
(Signature)
Steve Rai Controller